

March 26, 2012

Via E-mail
Lori A. Varlas
Senior Vice President, Chief Financial Officer and Secretary
Central Garden & Pet Company
1340 Treat Boulevard, Suite 600
Walnut Creek, California 94597

> **Re:** **Central Garden & Pet Company**
> **Registration Statement on Form S-4**
> **Filed March 9, 2012**
> **File No. 333-180032**

Dear Ms. Varlas:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The exchange offer, page 19

Terms of the exchange offer, page 20

1. Please revise the last sentence of the first paragraph to state that you will deliver the exchange notes promptly, rather than "on the earliest practicable date," after the expiration date, rather than after the exchange date. See Exchange Act Rule 14e-1(c).

Expiration of the exchange offer; extensions; amendments, page 21

2. Please revise the statement in the second paragraph, second sentence regarding the timing of a public announcement of an extension to comply with Exchange Act Rule 14e-1(d).

Conditions, page 21

    3. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the exchange offer, must be satisfied or waived at or before the expiration date, not merely before acceptance of the outstanding notes. Please revise the first paragraph accordingly.

    4. We note your reservation of the right to amend the terms of the exchange offer. Please revise to indicate that, in the event of a material change in the exchange offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the exchange offer following notice of the material change.

Procedures for tendering, page 22

    5. Please revise the second paragraph on page 24 to state that the exchange agent will return any outstanding notes not accepted for exchange "promptly," rather than "as soon as practicable, after the expiration date." See Exchange Act Rule 14e-1(c).

Item 22. Undertakings, page II-3

    6. Please include the undertakings required by Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.

Exhibit 5.1

    7. Please file Schedule I to the opinion.

Exhibit 5.2

    8. Please revise to have counsel opine on the subject registrant's power to create the guarantee obligation. This comment also applies to the opinions filed as exhibits 5.3, 5.5, 5.6, 5.7 and 5.8. See Section II.B.1.e of Staff Legal Bulletin No. 19.

Exhibit 5.7

    9. Please remove the qualification on page 6 of the letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charles Lee at (202) 551-3427, Catherine Brown at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Brett Cooper
       Orrick, Herrington & Sutcliffe LLP